EXHIBIT 99.11

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

8 August 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto also voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Rio Tinto Share Option Plan (SOP)

The SOP is a discretionary share option plan under which eligible employees are granted an option to purchase a number of Rio Tinto plc or Rio Tinto Limited shares as applicable, at a future date and at a price set at the date of grant. This is provided certain performance conditions are met, in accordance with the terms of the SOP.

On 7 August 2018, the following PDMR/KMP exercised his options over shares and sold a proportion of the shares to fund the tax and social security liabilities arising on exercise.

Security	Name of PDMR / KMP	No. of Options Exercised	Exercise Price per Share AUD	No. of Shares Sold	Sale Price per Share AUD	No. of Shares Retained
Rio Tinto Limited shares	Salisbury, Christopher	3335	33.45	2397	76.175469	938

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404